Exhibit 99.3

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

NOUVEAU MONDE GRAPHITE INC. (the “Corporation” or “NMG”)

481 Rue Brassard

Saint-Michel-des-Saints QC, J0K 3B0

Item 2	Date of Material Change

October 31, 2025.

Item 3	News Releases

News releases, in French and English, were issued on October 31, 2025, through Business Wire and filed on SEDAR+ and EDGAR.

Item 4	Summary of Material Change

On October 31, 2025, the Corporation announced the finalization of multiple commercial arrangements for its Matawinie mine (the “Matawinie Mine”) and Bécancour battery material plant (the “Bécancour Plant”) projects.

The Corporation’s wholly owned subsidiary, NMG Matawinie Inc. (“NMG Matawinie”), entered into binding supply and marketing term sheets with the Government of Canada providing for an aggregate 15,000 tonnes per annum (“tpa”) of graphite concentrate to be purchased by the Government of Canada on a take-or-pay basis and a potential additional 15,000 tpa to be purchased by allied countries for strategic applications, with a seven year offtake term.

NMG Matawinie also agreed on the final terms of a binding amended and restated joint marketing and offtake agreement with Traxys North America LLC (“Traxys”), the execution of which is subject to the approval of Traxys’ board of directors, for 20,000 tpa of graphite concentrate over seven years, including a 10,000 tpa take-or-pay component.

Concurrently, the Corporation’s wholly owned subsidiary, NMG Bécancour Inc. (“NMG Bécancour”), and Panasonic Energy Co., Ltd. (“Panasonic Energy”) have revised and updated their multiyear binding offtake agreement (“New Panasonic Agreement”) to advance the production of 13,000 tpa of active anode material from Phase-2 of the Bécancour Plant or a Bécancour battery material plant with an alternative production capacity of 13,000 tpa (the “Modified Bécancour Plant”). NMG is assessing the commercial and technical feasibility of the Modified Bécancour Plant based on the terms of the New Panasonic Agreement.

The Corporation is also negotiating with an established third-party anode manufacturer to secure up to 30,000 tpa of graphite concentrate from Phase-2 of the Matawinie Mine, including an expected take-or-pay commitment, to potentially support the active anode material needs of General Motors Holdings LLC (“GM”) and other customers. In connection with these negotiations, NMG and GM have agreed to terminate their February 14, 2024 subscription and supply agreements effective November 30, 2025. GM is exploring, on a non-binding basis, the possibility of procuring a portion of active anode material from the third-party manufacturer using NMG’s graphite concentrate as feedstock. There can be no assurance that GM and Manufacturer will reach a definitive agreement.

Collectively, these commercial arrangements potentially cover almost 100% of the future flake graphite volumes of Phase-2 of the Matawinie Mine, which includes the feedstock of flake graphite volume to service the 13,000 tpa volume of active anode material for Panasonic Energy under the New Panasonic Agreement, and will position NMG to advance its project financing discussions with strategic investors and targeted lenders, either for a combined final investment decision (“FID”) encompassing Phase-2 of the Matawinie Mine and either Phase-2 of the Bécancour Plant or the Modified Bécancour Plant, or for a sequenced FID starting with Phase-2 of the Matawinie Mine and followed either by Phase-2 of the Bécancour Plant or the Modified Bécancour Plant.

Item 5	Full Description of Material Change

5.1            Full Description of Material Change

On October 31, 2025, NMG announced the finalization of the following commercial arrangements for its Matawinie Mine and Bécancour Plant projects.

Government of Canada Binding Supply and Marketing Term Sheets

On October 31, 2025, NMG Matawinie and His Majesty the King in Right of Canada as represented by the Minister of Public Works and Government Services Canada (collectively, the “GoC”) entered into binding term sheets for (i) supply arrangements for the purchase by GoC of natural flake graphite concentrate from Phase-2 Matawinie Mine (the “Supply Term Sheet”) and (ii) marketing arrangements for the resale of flake graphite products (the “Marketing Term Sheet”). These term sheets were entered into and announced by the GoC while western leaders were gathered in Canada for the G7 Energy and Environment Ministers’ Meeting.

Supply Term Sheet

Under the Supply Term Sheet, the GoC has committed to purchasing 15,000 tpa of graphite concentrate on a take-or-pay basis for a seven-year term at a fixed North American market price for a basket of products ranging from fine to large jumbo flakes at a minimum 94% Cg purity level (the “GoC Commitment”). The GoC and NMG Matawinie have additionally committed to seeking and soliciting additional purchasers from an agreed list of potential purchasers comprised of other allied countries or entities (each, an “Additional Purchaser”) for strategic applications and commercialization to purchase in aggregate an additional 15,000 tpa of graphite concentrate on substantially the same terms as the Supply Term Sheet (the “Additional Commitments”).

This offtake framework is conditional upon: (1) GoC receiving the necessary approvals from contracting and financing authorities, completing satisfactory confirmatory diligence required for such approvals and completing the GoC’s appropriations process; (2) the parties executing definitive agreements in connection with the Supply Term Sheet (the “Supply Agreement”) and the Marketing Term Sheet (the “Marketing Agreement”); (3) NMG’s FID to construct Phase-2 of the Matawinie Mine; (4) execution of financing agreements sufficient to fund construction and ramp up of Phase-2 of the Matawinie Mine; and (5) NMG Matawinie entering into at least one Additional Commitment on substantially the same terms as the Supply Term Sheet (or the Supply Agreement) to purchase 15,000 tpa of graphite concentrate such that the overall annual quantity to be supplied by NMG Matawinie and purchased by the GoC and Additional Purchasers shall be 30,000 tpa of graphite concentrate. No assurance can be given that NMG Matawinie will be able to conclude the definitive agreements with allied countries, entities and/or the GoC or will be able to satisfy all conditions precedent.

The Supply Agreement will grant the GoC a most favoured nation right providing that if NMG Matawinie or any of its affiliates sells graphite concentrate with equivalent specifications to that sold to the GoC to any Additional Purchaser at a more favourable price per tonne than paid by the GoC, the GoC will be entitled to pay the more favourable price for an equivalent volume of product. The Supply Agreement will also provide terms that are customary for Canadian offtake agreements of this nature.

Marketing Term Sheet

Pursuant to the Marketing Term Sheet, NMG Matawinie will act as reseller, using commercially reasonable efforts, to market and identify end buyers from a mutually agreed list for graphite concentrate purchased by the GoC from NMG Matawinie pursuant to the Supply Agreement. The Marketing Term Sheet is subject to the GoC and NMG Matawinie entering into, and the satisfaction of all conditions precedent set forth in, the Supply Agreement and the Marketing Agreement

In the Marketing Agreement, the parties will agree to a formal process under which the NMG Matawinie will repurchase graphite concentrate sold to the GoC for onward resale to end buyers, with the GoC retaining discretion to decline sales to end buyers in certain events, including where the end-buyer price is below the price paid by the GoC or the end buyer is a prohibited person under sanctions or anti-money laundering restrictions.

The Marketing Term Sheet sets out a pricing framework for the resale of the graphite concentrate, including a marketing fee and a marketing fee bonus entitling NMG Matawinie to 50% of the resulting profits from such sales where the end-buyer price exceeds the price paid by the GoC, net of any marketing fee paid to NMG Matawinie and any losses incurred by GoC on previous sales.

Traxys Offtake and Marketing Agreement

NMG Matawinie and Traxys have finalized the terms of an amended and restated joint marketing and off-take agreement (the “Amended and Restated Traxys Agreement”) that will replace their existing joint marketing and offtake agreement of February 13, 2019. The execution of the Amended and Restated Traxys Agreement is subject only to the approval of the board of directors of Traxys. The Amended and Restated Traxys Agreement is intended to cover the purchase and commercialization of 20,000 tpa of graphite concentrate to be sourced from Phase-2 of the Matawinie Mine.

Under the terms of the Amended and Restated Traxys Agreement, Traxys will purchase, market, distribute and resell to a defined list of clients the annual quantities of NMG Matawinie’s natural graphite products from Phase-2 of the Matawinie Mine during the ramp-up period and for a seven-year full-scale term commencing on January 1 of the calendar year following achievement of full-scale production. The annual full-scale quantities comprise (i) a take-or-pay obligation of 10,000 tpa of flake concentrate products, and (ii) a balance initially set at 5,000 tpa of flake concentrate and 5,000 tpa of graphite pellet products, subject to annual adjustments.

Pricing for take-or-pay volumes is based on the market price agreed between the parties and derived from a published market index for flake concentrate products, such index being subject to certain normalization adjustments, and further adjusted for product grade and quality under an agreed methodology. For balance volumes, Traxys will determine the resale pricing to clients subject to NMG Matawinie’s approval. Traxys is entitled to a marketing fee of 6% on sales to Traxys, subject to certain adjustments. Where the onward sale price exceeds market price agreed between the parties, the marketing fee will increase to 10% with the incremental portion applied against any losses previously incurred on sales below market price as agreed.

The Amended and Restated Traxys Agreement grants Traxys exclusive rights to market, distribute, and resell to a defined client list, subject to performance thresholds. Exclusivity for specific clients may be reduced or removed if certain sales continuity or allocation conditions are not met, and exclusivity for the entire client list may cease if annual sales during the full-scale term fall below a certain threshold for reasons not attributable to NMG Matawinie’s availability, price or quality, or force majeure.

The Amended and Restated Traxys Agreement includes customary representations, warranties, and obligations related to product quality and safety, export controls, branding under NMG Matawinie trademarks, confidentiality, termination for specified events of default or prolonged non-performance, and force majeure.

New Panasonic Offtake Agreement

On October 31, 2025 NMG Bécancour and Panasonic Energy entered into a new offtake agreement (the “New Panasonic Agreement”) for spherical purified graphite produced at the Bécancour Plant, with feedstock from the Matawinie Mine. The New Panasonic Agreement replaces the previously announced offtake agreement of February 14, 2024 between Panasonic Energy and NMG and will govern the sale and purchase of active anode material for Panasonic Energy’s battery manufacturing operations.

The New Panasonic Agreement has an initial seven-year term and is subject to certain conditions precedent, including: (i) completion of a review of the dates in the New Panasonic Agreement dependent on the FID for the Bécancour Plant, collaboratively between the parties; (ii) agreement on the floor price and competitive pricing provisions; (iii) execution and effectiveness of financing for the Bécancour Plant; (iv) execution and effectiveness of financing for Phase-2 of the Matawinie Mine; (v) receipt of applicable regulatory approvals; (vi) approval of the Matawinie Mine closure plan by Québec’s Ministère des Ressources naturelles et des forêts; (vii) achievement of defined construction, commissioning, and qualification milestones; and (viii) an equity investment in NMG at FID for the Bécancour Plant by Panasonic Energy’s parent company, Panasonic Holdings Co., Ltd. (“Panasonic”), of up to US$25,000,000.

Committed annual quantities ramp up to a steady-state of 13,000 tpa of spherical purified graphite after the second year (revised from a take-or-pay commitment of 18,000 tpa of spherical purified graphite under the previous offtake agreement). Panasonic Energy has a right of first refusal, up to defined limits, on additional volumes it may require above the committed quantities.

The sales price will be based on an agreed upon formula linked to future prevailing market prices as well as a pricing mechanism to satisfy project financing ratios and ensure stable procurement for Panasonic Energy. The New Panasonic Agreement is subject to conditions precedent which are standard for a project of this nature, including among others, the successful start of commercial production and final product qualification, and contains standard termination rights for an agreement of this nature.

An estimated 25,000 tpa of graphite concentrate from the Matawinie Mine will be required to produce this active anode material. NMG Bécancour’s active anode material continues to progress through Panasonic Energy’s qualification protocol to confirm its quality and performance.

Panasonic Energy has reiterated its intention to support NMG’s Phase-2 facilities, which may include an additional equity investment in the Corporation by Panasonic at the FID of Phase-2 of the Bécancour Plant or the Modified Bécancour Plant, in line with Panasonic’s initial investment in 2024. However, there can be no assurance that any such additional equity investment will be made.

Considering Panasonic Energy’s revised offtake commitment and the termination of the supply agreement dated February 14, 2024 with GM effective as of November 30, 2025, NMG is assessing the commercial and technical feasibility of an initial capacity for the Bécancour Plant of 13,000 tpa, with a view to efficiently fulfilling its committed volumes upon reaching either a combined FID for Phase-2 of the Matawinie Mine and Phase-2 Bécancour Plant or the Modified Bécancour Plant, or for a sequenced FID starting with Phase-2 of the Matawinie Mine and followed either by Phase-2 of the Bécancour Plant or the Modified Bécancour Plant. There is no assurance that the NMG will be able to secure additional commitments, or that NMG will be able to meet the conditions precedent in the New Panasonic Agreement.

Active Negotiations with Established Active Anode Manufacturer

NMG is in active negotiations with an established active anode manufacturer to secure an offtake commitment up to 30,000 tpa of graphite concentrate for an initial six-year term, which would include a firm take-or-pay volume, from the Matawinie Mine to potentially support GM’s and other customer’s active anode material needs. NMG has and will continue to work towards a definitive agreement with the third-party manufacturer, which may entail an equity investment by the manufacturer. However, there can be no assurance that these negotiations will result in an agreement between the parties on these proposed terms with the manufacturer.

GM Negotiations, Planned Termination of GM Agreements and Memorandum of Understanding

On October 30, 2025, GM and NMG have agreed to terminate their previously announced supply agreement and subscription agreement, each dated February 14, 2024, such terminations to be effective November 30, 2025. As a result of the terminations, GM will not proceed with the second tranche equity investment in NMG that was provided for in the subscription agreement.

Concurrently, NMG and GM entered into a non-binding memorandum of understanding (“MOU”) to explore a potential supply arrangement whereby GM could purchase active anode material from an established third-party active anode manufacturer utilizing the Matawinie Mine’s graphite concentrate as feedstock. There can be no assurance that NMG will be able to conclude the definitive agreement with the Manufacturer nor that GM and Manufacturer will reach a definitive agreement.

As a potential inducement to concluding such third-party supply arrangements, the MOU contemplates the potential transfer of the 12,500,000 warrants previously issued by NMG to GM in 2024 to the third-party supplier. The MOU also contemplates an amendment to the expiry dates of such 12,500,000 warrants and NMG has agreed to use its commercially reasonable efforts to seek all necessary regulatory approvals to amend such expiry date of the warrants so that they do not expire upon termination of GM’s subscription agreement but will remain outstanding until the end of the five-year term from the original issuance date.

Collectively, the commercial arrangements described above potentially cover almost 100% of the future flake graphite volumes of Phase-2 of the Matawinie Mine, which includes the feedstock volume to service the 13,000 tpa volume of active anode material for the New Panasonic Agreement, and will position NMG to advance its project financing discussions with strategic investors and targeted lenders, either for a combined FID encompassing Phase-2 of the Matawinie Mine and Phase-2 of the Bécancour Plant or the Modified Bécancour Plant, or for a sequenced FID starting with Phase-2 of the Matawinie Mine and followed by either Phase-2 of the Bécancour Plant or the Modified Bécancour Plant. NMG is assessing the commercial and technical feasibility of the Modified Bécancour Plant based on the terms of the revised offtake agreement with Panasonic Energy.

5.2            Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7	Omitted Information

N/A

Item 8	Executive Officer

For all additional information, please contact:

Ms. Josée Gagnon

Vice President – Legal Affairs and Corporate Secretary

Telephone: (450) 757-8905 #405

Item 9	Date of Report

November 10, 2025

Disclaimer for Forward-Looking Information

This report contains “forward-looking information” or “forward-looking statements” within the meaning of applicable securities laws and other statements that are not historical facts. Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to have a better understanding of the Company's business plans and financial performance and condition. All statements included in this report regarding the Company’s strategy, future operations, financial position, prospects, plans and objectives of management are forward-looking statements that involve risks and uncertainties. Forward-looking statements are typically identified by words such as “plan”, “expect”, “estimate”, “anticipate”, “believe”, “may”, “could”, “would”, “achieve”, “explore”, “develop”, “establish” or “will”. In particular and without limitation, this report contains forward-looking statements pertaining to the entering into definitive agreements with the GoC, Traxys, an allied country and an established active anode manufacturer, the satisfaction of the conditions precedent in the Panasonic Agreement, and the potential for GM to collaborate on certain shared strategic objectives identified in the MOU.

Forward-looking information is based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such information or statements. There can be no assurance that such information or statements will prove to be accurate. Key assumptions upon which the Company’s forward-looking information is based include the ability of the Company to enter into definitive agreements with the GoC, Traxys, an allied countries and an established active anode manufacturer, the ability of the Company to satisfy the conditions precedent in the Panasonic Agreement, and the collaboration of GM on certain shared strategic objectives identified in the MOU, and the ability of the Company to achieve either the combined or sequential FID for Phase-2 of the Matawinie Mine and Phase-2 of the Bécancour Plant or the Modified Bécancour Plant. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions considered by the Company.

Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations and growth prospects. Some of the risks and the uncertainties that could cause the Company’s actual results to differ materially from those expressed in the forward-looking statements include, among others, the ability of the Company to enter into definitive agreements with the GoC, Traxys, allied countries and an established active anode manufacturer, the ability of the Company to satisfy the conditions precedent in the Panasonic Agreement, and the collaboration of GM on certain shared strategic objectives identified in the MOU, the ability of the Company to achieve either the combined or sequential FID for Phase-2 of the Matawinie Mine and Phase-2 of the Bécancour Plant or the Modified Bécancour Plant, the development of Phase-2 of the Matawinie Mine and Phase-2 of the Bécancour Plant or the Modified Bécancour Plant, and the ability of the Company to satisfy its contractual obligations. In addition, readers are directed to carefully review the detailed risk discussion in the Company’s most recent Annual Information Form filed on SEDAR+, which discussion is incorporated by reference in this report, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Although the Company believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be factors unknown to the Company that could cause events or results to differ from management’s expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. If any of these risks or uncertainties materialize, actual results may vary materially from those anticipated in the forward-looking statements referenced herein. Due to the risks, uncertainties and assumptions inherent in forward-looking statements, readers should not place undue reliance on forward-looking statements.

Forward-looking statements referenced herein are presented for the purpose of assisting investors in understanding the Company’s business plans, financial performance and condition and may not be appropriate for other purposes. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law. The Company qualifies all of the forward-looking statements in this report by reference to these cautionary statements.